UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.___)

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:
☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☒ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

THE SAVANNAH BANCORP, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies: N/A
(2) Aggregate number of securities to which transaction applies: N/A
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): N/A
(4) Proposed maximum aggregate value of transaction: N/A
(5) Total fee paid: N/A

☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid: N/A
(2) Form, Schedule or Registration Statement No.: N/A
(3) Filing Party: N/A
(4) Date Filed: N/A

THE SAVANNAH BANCORP, INC.
PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR 2012 ANNUAL SHAREHOLDERS MEETING

The undersigned hereby appoints Thornton Barrow and Andy Thompson, and any of them, with full power of substitution, as proxies to vote the Common Stock of The Savannah Bancorp, Inc. held by the undersigned at the above stated Annual Meeting to be held at the Hyatt Regency Savannah, Two West Bay Street, Savannah, Georgia on April 26, 2012, at 11:00 a.m., EDT, and any adjournments thereof, and to vote as follows:
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS I AND II.

| Please sign on reverse side of card |

PROPOSAL I. RE-ELECTION OF DIRECTORS

Nominee for re-election: Robert H. Demere, Jr., Berryman W. Edwards, Jr., J. Curtis Lewis III, M. Lane Morison, James Toby Roberts, Sr. & James W. Royal, Sr.

For all ☐   Withhold all ☐

For all Except _____

PROPOSAL II. RATIFICATION OF THE APPOINTMENT OF MAULDIN & JENKINS, LLC AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR 2012.

For	Against	Abstain
☐	☐	☐

PLEASE SIGN EXACTLY AS NAME APPEARS BELOW AND <u>CHECK APPROPRIATE BLOCKS ON THE OTHER SIDE</u>.

WHEN PROPERLY EXECUTED THIS PROXY WILL BE VOTED AS DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" PROPOSAL I and "FOR" PROPOSAL II.   THE PROXIES ARE AUTHORIZED TO VOTE IN THEIR SOLE DISCRETION ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

_____   PLACE LABEL HERE

_____
      Signature(s) of Stockholder

Please sign exactly as name appears on this proxy. When shares
are held by joint tenants, both should sign. When signing on
behalf of a corporation or partnership, or as attorney, agent or
fiduciary, please indicate the capacity in which you are signing.   Dated:_____, 2012

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD IN THE ENCLOSED ENVELOPE.